SEC

18008809

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20392

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2017 (MM/DD/YY) AND ENDING 09/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World First Financial Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

SEC Mail Processing Section NOV 19 2018 Washington DC 410

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

246 Fifth Avenue, Suite 313
(No. and Street)

New York (City) New York (State) 10001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James C. Des Londe 212-584-4139
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co. LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkway (Address) Livingston (City) NJ (State) 07039 (Zip Code)

Securities and Exchange Commission
Trading and Markets
NOV 10 2018
RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, James C. Des Londe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World First Financial Services, Inc., as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President-CEO

Title

Notary Public

SUZANNE ROBINSON

Suzanne C. Robinson
Notary Public
State of Florida
My Commission Expires 05/16/2022
Commission No. GG 189877

NOTARY PUBLIC STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORLD FIRST FINANCIAL SERVICES, INC

SEPTEMBER 30, 2018

CONTENTS

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Directors of
World First Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of World First Financial Services, Inc. (the "Company") as of September 30, 2018, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC
Certified Public Accountants

We have served as World First Financial Services, Inc.'s auditor since 2010.

Livingston, New Jersey
November 14, 2018

WORLD FIRST FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2018

ASSETS

Cash	$	386,078
Securities owned		1,776,703
Secured demand notes		500,000
Commission receivable		28,526
Accrued interest receivable		1,814
Prepaid Expenses		21,277
Other Current Assets		22,088
Total Assets	$	2,736,486

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Due to clearing broker	$	1,776,703
Accounts payable and other accrued expenses		396,872
Total Liabilities		2,173,575
COMMITMENTS AND CONTINGENCIES:		
Subordinated borrowings		500,000
STOCKHOLDERS' EQUITY:		
Common stock - no par value; 1,000 shares authorized and issued, 990 outstanding		7,787
Additional paid-in capital		180,216
Accumulated deficit		(122,592)
		65,411
Less: Treasury stock 10 shares, at cost		(2,500)
Total Stockholders' Equity		62,911
Total Liabilities and Stockholders' Equity	$	2,736,486

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
Year ended September 30, 2018

REVENUE:	
Trading profit	$ 218,763
Commissions	676,514
Interest and ancillary charges	461,340
Total Revenue	1,356,617
OPERATING EXPENSES	1,294,857
OTHER EXPENSE:	
Interest expense	35,875
INCOME BEFORE PROVISION FOR INCOME TAXES	25,885
PROVISION FOR INCOME TAXES	436
NET INCOME	$ 25,449

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended Septemer 30, 2018

	Total Equity	Common Shares	Common Stock	Paid in Capital	Accumulated Deficit	Treasury Stock
Balance, Beginning of year	$ 37,462	990	$ 7,787	$ 180,216	$ (148,041)	$ (2,500)
Net income	25,449	-	-	-	25,449	-
Balance, End of year	$ 62,911	990	$ 7,787	$ 180,216	$ (122,592)	$ (2,500)

The accompanying notes are an integral part of these financial statements.

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
Year End September 30, 2018

CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES:		
Net income	$	25,449
Adjustments to reconcile net income to net cash used for operating activities:		
Depreciation		10,361
Changes in operating assets and liabilities:		
Securities owned		674,307
Commission receivable		73,121
Accrued interest receivable		(564)
Other Assets		(14,508)
Prepaid expenses		(19,107)
Due to clearing broker		(674,307)
Deferred taxes		(11,400)
Accounts payable and other accrued expenses		14,743
Net Cash Used for Operating Activities		78,095
Net Increase in Cash		78,095
CASH:		
Beginning of year		307,983
End of year	$	386,078

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

Cash paid for:		
Taxes	$	15,251
Interest	$	35,875

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended September 30, 2018

Subordinated borrowings - Beginning of year	$	500,000
Increase - Secured note collateral agreements		250,000
Decrease - Payment of subordinated notes		(250,000)
Subordinated borrowings - End of year	$	500,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION:

Organization:
World First Financial Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC) and Municipal Securities Rulemaking Board (MSRB).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned:
Securities owned consist primarily of State of California, State of Nebraska and State of New Jersey municipal bonds. Securities transactions are recorded on the trade date, as if they settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities Received as Collateral:
Securities received as collateral consist primarily of municipal bonds pledged in assets secured by a demand note.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Fair Value Measurements:
Fair value measurements establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Commissions Receivable:
The Company's commission's receivable is recorded at amounts billed to customers and is presented on the balance sheet net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company. No allowance is deemed necessary by management.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Fixed Assets:
Fixed assets are recorded at cost. The straight-line method of depreciation is used based on the estimated useful lives of the assets. Maintenance and repairs are charged to the expense when the expense is incurred.

Revenue Recognition:
Commission income is recorded when earned. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed) and the net realized gain or loss on sales of securities is determined by the use of the first-in, first-out (FIFO) method. Interest and ancillary charges are recorded when earned on a monthly basis. The revenue is based on the amount of money under management at the third party broker-dealer (Wells Fargo Clearing LLC.).

Income Taxes:
The Company utilizes accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company follows the Income Taxes Topic of the FASB Accounting Standards Codification, which provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. At September 30, 2018, no significant income tax uncertainties have been included in the Company's statement of financial condition. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the statements of income. No interest and penalties are present for periods open.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after September 30, 2018, through November 14, 2018, the date that the financial statements were available to be issued. The Company is not aware of any subsequent events, which would require recognition or disclosure in the financial statements.

NOTE 3 - SECURITIES OWNED:

At September 30, 2018, marketable securities owned and held in the principal trading account of the Company consisted of State and Municipal Obligations in the amount of $1,776,703.

Owned:	State of California	90.47%
	State of Nebraska	0.28%
	State of New Jersey	9.25%

NOTE 4 - FAIR VALUE OF SECURITIES:

The Company has categorized its investments based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

FAIR VALUE MEASUREMENTS
AS OF SEPTEMBER 30, 2018

	LEVEL 1	LEVEL 2	LEVEL 3	NETTING ADJ.	TOTAL
State and Municipal Obligations Owned	-	$1,776,703	-	-	$1,776,703

NOTE 5 - FURNITURE AND FIXTURES:

At September 30, 2018, furniture and fixtures are comprised as follows:

	Estimated Useful Life	2018
Furniture and fixtures	7 yrs	$ 114,568
Less: Accumulated depreciation		(114,568)
Furniture and Fixtures, Net		$ -

NOTE 6 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Wells Fargo Clearing, LLC (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities Exchange Commission Act.

At September 30, 2018, the amount due to the Clearing Broker was $1,776.703. All amounts due to the Clearing Broker are collateralized by the marketable securities held by the Company. The Clearing Broker charges and other costs vary monthly. Clearing charges amounted to $95,688 for the year ended September 30, 2018.

NOTE 7 - PROVISION FOR INCOME TAXES:

At September 30, 2018, the provision for income taxes was $436.00. Reconciliation between the amount of income tax expense attributable to continuing operations and the amount determined by applying the applicable U.S. statutory income tax rate to pre-tax (loss) income is as follows:

Current:	
Federal	$ 6,541
State/City	5,295
	11,836
Deferred Federal, State/City	(11,400)
Income Tax Provision	$ 436

The Company has a net operating loss carry forward for $292,404 to offset future Federal taxable income, expiring through September 30, 2028. The Company also has a net operating loss carry forward in the amount of approximately $410,606 available to offset future State of New York and the City of New York taxable income, expiring through December 31, 2028. A valuation allowance has been recorded in the amount of $240,000 due to the limitation of usage as result of change in ownership. An Internal Revenue Code Section 382 limitation applies in that the net operating loss is limited to $2,975 per year.

NOTE 8 - COMMITMENTS:

The Company leased office space from a non-related third party is $3,100 per month. This commitment is on a month to month basis cancellable on 30 days notice.

NOTE 9 - SUBORDINATED BORROWINGS:

The borrowings under subordination agreements at September 30, 2018 are listed as follows:

Secured demand note collateral agreements, 7% percent, $250,000 due August 2020, 7% percent, $125,000 due July 2021 and 7% percent, $125,000 due July 2021. The demand notes are collateralized by certain assets, which are pledged by individuals. The total fair market value of the assets pledged is $589,467. If the pledged assets fair market value minus any required regulatory deductions decreases below the value of the stated notes, the Company has the right to either require additional pledged assets to bring the value of the total pledged assets from the lender up to an amount that exceeds the $500,000, or lower the amount of the face value of the notes.

NOTE 9 – SUBORDINATED BORROWINGS: (Continued)

Interest accrued on the loans at September 30, 2018, is $9,619 and is included in accounts payable and accrued expenses. Interest expense amounted to $35,875 for the year ended September 30, 2018.

NOTE 10 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2018, the Company had net capital of $359,191 which was $259,191 in excess of its minimum dollar net capital requirement of $100,000.

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities Exchange Act of 1934 due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3.

This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the "computation of reserve requirements".

As of September 30, 2018, the Company was in compliance with all minimum net capital requirements.

NOTE 11 - CONCENTRATION OF RISK:

At September 30, 2018 and at various times throughout the year the Company maintained balances at financial institutions, which may exceed insured limits.

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Stockholders' and Directors of
World First Financial Services, Inc.

We have audited the financial statements and related notes and schedules of World First Financial Services, Inc. (the "Company") as of and for the year ended September 30, 2018, and have issued our report thereon dated November 14, 2018, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, contained on page 16, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
November 14, 2018

WORLD FIRST FINANCIAL SERVICES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES & EXCHANGE COMMISSION SEPTEMBER 30, 2018

NET CAPITAL:	
Total Stockholders' Equity qualified for net capital	$62,911
Additions:	
Subordinated borrowing allowable in computation of net capital	$500,000
Total Capital and allowable subordinated liabilities	$562,911
Deductions and charges:	
Non-allowable assets	($43,365)
Net Capital Before Haircuts on Securities Position	$519,546
Haircuts on securities:	
Haircuts on securities owned	($121,598)
Undue concentration haircut	($38,757)
NET CAPITAL	$359,191
AGGREGATE INDEBTEDNESS:	
Items included in statements of financial condition:	$396,872
Accounts payable, other accrued expenses, deferred taxes	
TOTAL AGGREGATE INDEBTEDNESS	$396,872
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Net capital requirment	$100,000
Excess net capital	$259,191
Excess net capital at 120%	$239,191
Ratio: aggregate indebtedness to net capital	1.10 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Included in Part IIA of Form X-17A-5 as of September 30, 2017	
Net capital, as reported in Company's	
(Unaudited) FOCUS report Part IIA	$359,191
NET CAPITAL PER ABOVE	$359,191

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of September 30, 2018
See Independent Auditors' Report on Supplementary Information

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Directors
of World First Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) World First Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which World First Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) ("exemption provisions") and (2) World First Financial Services, Inc. stated that World First Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. World First Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about World First Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co. LLC
Certified Public Accountants

Livingston, New Jersey
November 14, 2018

WORLD FIRST FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
EXEMPTION REPORT

World First Financial Services, Inc. ("Company") is not required to furnish this schedule due to its compliance with the exemptive provision k(2)(ii) of Rule 15c3-3. All customer transactions have been cleared through another broker-dealer (First Clearing LLC) on a fully disclosed basis.

The Company asserts to the best of its knowledge and belief that the Company met the exemptive provisions of 240.15c3-3 (k)(2)(ii) throughout the most recent year without exception.

James C. Des Londe
President-CEO

WORLD FIRST FINANCIAL SERVICES, INC.

INDEPENDENT ACCOUNTANTS' AGREED UPON
PROCEDURES REPORT ON
APPLYING AGREED UPON PROCEDURES
(FORM SIPC-7)

SEPTEMBER 30, 2018

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders and Directors
of World First Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by World First Financial Services, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of World First Financial Services, Inc. for the year ended September 30, 2018, solely to assist you and SIPC in evaluating World First Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). World First Financial Services, Inc.'s management is responsible for World First Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences, if applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not, be used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
November 14, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-
(35-REV 6/

For the fiscal year ended 9/30/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20392 FINRA SEP
WORLD FIRST FINANCIAL SERVICES INC
246 5TH AVE STE 313
NEW YORK NY 10001-7603

Note: If any of the information shown on the mailing label requires correction, please e-m any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
James DeLonde
212.584.4139

2. A.	General Assessment (item 2e from page 2)	$ 1865
B.	Less payment made with SIPC-6 filed (exclude interest) 04/16/2018 Date Paid	(965
C.	Less prior overpayment applied	(0
D.	Assessment balance due or (overpayment)	900
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 900

G. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐
Total (must be same as F above) $ 900

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

World First Financial Service Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President, CEO
(Title)

Dated the 19th day of October, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this fo for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2017 and ending 9/30/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1356617
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	95688
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 17733	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	17733
Total deductions	113421
2d. SIPC Net Operating Revenues	$ 1243196
2e. General Assessment @ .0015	$ 1865
	(to page 1, line 2.A.)